centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2008 OCT -6 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04578

2 October 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

08005198

Dear Sir / Madam

Centrica plc

The enclosed documents are to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

S H Steele

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

For and on behalf of
Centrica plc

Enc

Dev 10/6

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

2 October 2008

Director/PDMR shareholding

Notification of Directors' Interests in Shares

Following a regulatory enforced prolonged period prohibited from dealing in the shares of the Company notification has been received of the following transactions in Ordinary 6 $^{14}/_{81}$ pence shares of Centrica plc as follows:

Deryk King

On 1 October 2008, Deryk King, a PDMR of the Company, sold 100,000 Centrica plc Ordinary 6 $^{14}/_{81}$ pence shares in the Company at a price of 317p per share. His total interest in shares following this transaction was 219,898 shares (0.006% of the issued share capital).

The Company was notified of the transaction, which took place in London, on 1 October 2008.

Grant Dawson

On 2 October 2008, Grant Dawson, a PDMR of the Company, sold 643,086 Ordinary 6 $^{14}/_{81}$ pence shares in the Company at a price of 320p per share following an exercise of executive share options as detailed below. His total interest in shares following this transaction was 331,827 shares (0.009% of the issued share capital).

375,170 shares granted on 24 March 2003 at an option price of 146.6p
267,916 shares granted on 18 March 2004 at an option price of 223.95p

The Company was notified of the transaction, which took place in London, on 2 October 2008.

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 2 October 2008, it had 3,713,227,305 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

ENQUIRIES:

Pamela Coles
01753 494006

On 2 October 2008 the Company received the following notifications from Morgan Stanley (Institutional Securities Group and Global Wealth Management). Receipt of these notifications was delayed due to technical errors.

1. The company received notification from Morgan Stanley (Institutional Securities Group and Global Wealth Management), under the obligations imposed by Section DTR5 of the FSA's Disclosure & Transparency Rules that, as at 24 September 2008, Morgan Stanley had a notifiable interest in the voting rights attached to 127,642,716 Ordinary $6^{14}/81$ shares of the Company, representing 3.43% of the total voting rights in Centrica plc.

This interest comprised a direct interest in 124,232,716 Ordinary $6^{14}/81$ shares of the Company, representing 3.34% of the total voting rights in Centrica plc.

They also gave notification of a physically settled call option with an expiry date of 19 December 2008 over 3,410,000 Ordinary $6^{14}/81$ shares, representing 0.09% of the total voting rights of Centrica Plc.

The chain of controlled undertakings through with the voting rights and/or the financial instruments are effectively held are:

Morgan Stanley & Co Inc	11,590,095 shares	0.31%
Morgan Stanley Securities Ltd	115,011,075 shares	3.09%
Morgan Stanley Capital (Luxembourg) SA	1,041,546 shares	0.03%

2. The company received further notification from Morgan Stanley (Institutional Securities Group and Global Wealth Management) that, as at 29 September 2008, Morgan Stanley ceased to have a notifiable interest (ie. its aggregate interest in the shares of the company fell below 3%) in the voting rights attached to the Ordinary $6^{14}/81$ shares of Centrica plc.

Enquiries:

Pamela Coles
01753 494006

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2008 OCT -6 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 October 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

1 October 2008

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

As at 30 September 2008, the issued capital of the Company comprises 3,712,443,552 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,712,443,552 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Julia Foo
Centrica plc
01753 494 016

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

6 October 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

6 October 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 3 October 2008, it had 3,713,318,911 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

END